August 1, 2013

US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:         Electric Tractor Corp.
Form S-1
Filed November 2, 2012
File No. 333-184724

Dear Mr. Soarez

Electric Tractor Corp. (the Registrant) hereby requests that the Commission accelerate the effective date of the above referenced filing so that the effective time is 9:30 am Monday August 5, 2013. The Company acknowledges that:

●Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●The Company many not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
ELECTRIC TRACTOR CORP

/s/ Richard Zirger

Richard Zirger
CEO